Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Chuo Mitsui Trust Holdings, Inc.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated August 24, 2010

[Translation]

[Front cover]

[Submitted document]	Amendment report to extraordinary report

[Submitted to]	Director of Kanto Local Finance Bureau

[Date of submission]	August 24, 2010

[Company name]	Chuo Mitsui Trust Holdings, Inc.

[Company name in English]	Chuo Mitsui Trust Holdings, Inc.

[Name and Title of representative]	President Kazuo Tanabe

[Headquarters Location]	33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

[Phone number]	81-3-5445-3500

[Name of person to contact]	Deputy general manager of general planning department Keisuke Suzuki

[Location to contact]	33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan

[Phone number]	81-3-5445-3500

[Name of person to contact]	Deputy general manager of general planning department Keisuke Suzuki

[Location to be presented]	Tokyo Stock Exchange, Inc.
(2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo 103-8220, Japan)

Osaka Securities Exchange Co., Ltd.
(8-16, Kitahama 1-chome, Chuo-ku, Osaka 541-0041, Japan)

Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya 460-0008, Japan)

I.	Reason for filing this report

Since Chuo Mitsui Trust Holdings, Inc. (“CMTH”), at its meeting of the board of directors held on November 6, 2009, adopted a resolution authorizing CMTH to conclude a basic agreement with The Sumitomo Trust and Banking Company Limited concerning the management integration between the two companies through a share exchange (the “Share Exchange”) planned in April 2011, subject to the approval at the shareholders’ meeting and approval etc. of relevant authorities, CMTH filed, on the same date, an Extraordinary Report under Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Affairs, Etc.

Based on the resolution of the board of directors of CMTH held on August 24, 2010, the “Share Exchange Agreement” was executed between The Sumitomo Trust and Banking Company Limited on the same day, and CMTH is filing this Amendment Report to the Extraordinary Report under Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act.

II.	Matters to be Amended

(1)	Matters concerning the counter party of the Share Exchange

(a) Trade name, headquarters location, name of representative, amount of capital stock or investment amount, amount of net assets, amount of total assets and description of business

(b) Amount of sales, operating profit, ordinary profit and net profit for the immediately preceding three fiscal years

(c) Name of major shareholders and their respective shareholding ratio to the total number of issued shares

(3)	Method of the Share Exchange and details of allotment for the Share Exchange and other matters concerning the details of the Share Exchange Agreement

(a) Method of the Share Exchange

(b) Details of allotment for the Share Exchange and other matters concerning the details of the Share Exchange Agreement

(4)	Basis of analysis for allotment for the Share Exchange

(5)	Trade name, headquarters location, name of representative, amount of capital stock or investment amount, amount of net assets, amount of total assets and description of business of the company that will become the wholly owning parent company following the Share Exchange (the “Wholly Owning Parent Company”)

(6)	Matters concerning the issuer of the security if the allotment for the Share Exchange relates to any security other than shares of stock, bonds, share acquisition rights, bonds with share acquisition rights or equity interests of the Wholly Owning Parent Company

III.	Parts to be Amended

Amended parts are underlined.

(Before amendment)

(1)	Matters concerning the counter party of the Share Exchange

(a) Trade name, headquarters location, name of representative, amount of capital stock or investment amount, amount of net assets, amount of total assets and description of business

Trade name	The Sumitomo Trust and Banking Company, Limited.
Headquarters location	5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan
Name of representative	President Hitoshi Tsunekage
Amount of capital stock (As of September 30, 2009)	342,037 million yen
Amount of net assets (As of March 31, 2009)	(Consolidated) 1,264,052 million yen (Non-consolidated) 863,145 million yen
Amount of total assets (As of March 31, 2009)	(Consolidated) 21,330,132 million yen (Non-consolidated) 20,735,842 million yen
Description of business	Trust and banking businesses

(b) Amount of sales, operating profit, ordinary profit and net profit for the immediately preceding three fiscal years

(Consolidated)

Fiscal year ended March 31,	2007	2008	2009
Ordinary income (million yen)	853,365	1,095,650	1,062,122
Ordinary profit (million yen)	170,171	136,985	29,609
Net profit (million yen)	103,820	82,344	7,946

(Non-consolidated)

Fiscal year ended March 31,	2007	2008	2009
Ordinary income (million yen)	558,470	682,644	676,156
Ordinary profit (million yen)	134,551	103,928	37,973
Net profit (million yen)	81,813	69,924	38,936

(Note)	Ordinary income is presented as a comparable item for amount of sales. Operating profit is not presented as there is no comparable item on the statement of income.

(c) Name of major shareholders and their respective shareholding ratio to the total number of issued shares

    (As of September 30, 2009)

Name of major shareholders	Respective shareholding ratio to the total number of issued shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	6.12
The Master Trust Bank of Japan, Ltd. (Trust Account)	4.36
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSIT RECEIPT HOLDERS (Standing proxy: The Sumitomo Trust and Banking Company, Limited.)	2.15
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.34
NORTHERN TRUST CO. (AVFC) SUB A/C AMERICAN CLIENTS (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited)	1.31

(3)	Method of the Share Exchange and details of allotment for the Share Exchange and other matters concerning the details of the Share Exchange Agreement

(a) Method of the Share Exchange

CMTH is planning to conduct the Share Exchange in a way such that CMTH will become the wholly owning parent company and The Sumitomo Trust and Banking Company Limited will become the wholly owned subsidiary pursuant to Article 767 of the Companies Act (provided, however, that this method may be changed depending upon the status, results, etc., of the research and consideration of financial, tax, legal and business etc. of CMTH and its group companies and The Sumitomo Trust and Banking Company Limited and its group companies and the status of obtaining regulatory approvals etc. by Japanese and overseas authorities.).

The details of the procedures, conditions and schedule etc. of the Share Exchange will be determined hereafter upon negotiation.

(b) Details of allotment for the Share Exchange and other matters concerning the details of the Share Exchange Agreement

CMTH plans to deliver to shareholders of The Sumitomo Trust and Banking Company Limited shares of stock of CMTH as consideration for the Share Exchange. The details of the allotment for the the Share Exchange including the share exchange ratio will be determined by CMTH and The Sumitomo Trust and Banking Company Limited based on negotiation with each other, each considering the analysis and advice etc. of their outside advisors.

(4)	Basis of analysis for allotment for the Share Exchange

CMTH and The Sumitomo Trust and Banking Company Limited plan to determine the details of the allotment for the Share Exchange based on negotiation with each other, each considering the analysis and advice etc. of their outside advisors.

(5)	Trade name, headquarters location, name of representative, amount of capital stock or investment amount, amount of net assets, amount of total assets and description of business of the company that will become the wholly owning parent company following the Share Exchange (the “Wholly Owning Parent Company”)

Trade name	The planned trade name is “Mitsui Sumitomo Trust Holdings Kabushiki Kaisha,” and the planned English name is “Sumitomo Mitsui Trust Holdings, Inc.”
Headquarters location	The planned headquarters is a new office building that is currently under construction by The Sumitomo Trust and Banking Company Limited in conjunction with third parties in Chiyoda-ku, Tokyo as “Marunouchi 1-4 Project”. The Sumitomo Trust and Banking Company Limited’s current Tokyo headquarters is planned to be the headquarters until the new building is ready for use.
Name of Representative	Not yet determined
Amount of capital stock	Not yet determined
Amount of net assets	Not yet determined
Amount of total assets	Not yet determined
Description of business	Bank holding company

(6)	Matters concerning the issuer of the security if the allotment for the Share Exchange relates to any security other than shares of stock, bonds, share acquisition rights, bonds with share acquisition rights or equity interests of the Wholly Owning Parent Company.

The details are not yet determined and will be determined hereafter upon negotiation.

Necessary matters concerning the Share Exchange will be determined hereafter upon negotiation. With regard to matters in this Extraordinary Report that is not yet determined, we will file an Amendment Report to this Extraordinary Report when such matters are determined.

(After Amendment)

(1)	Matters concerning the counter party of the Share Exchange

(a) Trade name, headquarters location, name of representative, amount of capital stock or investment amount, amount of net assets, amount of total assets and description of business

Trade name	The Sumitomo Trust and Banking Company Limited
Headquarters location	5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan
Name of representative	President Hitoshi Tsunekage
Amount of capital stock (As of March 31, 2010)	342,037 million yen
Amount of net assets (As of March 31, 2010)	(Consolidated) 1,449,945 million yen (Non-consolidated) 1,100,690 million yen
Amount of total assets (As of March 31, 2010)	(Consolidated) 20,551,049 million yen (Non-consolidated) 19,651,334 million yen
Description of business	Trust and banking businesses

(b) Amount of sales, operating profit, ordinary profit and net profit for the immediately preceding three fiscal years

(Consolidated)

Fiscal year ended March 31,	2008	2009	2010
Ordinary income (million yen)	1,095,650	1,062,122	859,610
Ordinary profit (million yen)	136,985	29,609	148,147
Net profit (million yen)	82,344	7,946	53,180

(Non-consolidated)

Fiscal year ended March 31,	2008	2009	2010
Ordinary income (million yen)	682,644	676,156	485,189
Ordinary profit (million yen)	103,928	37,973	127,506
Net profit (million yen)	69,924	38,936	21,691

(Note)	Ordinary income is presented as a comparable item for amount of sales. Operating profit is not presented as there is no comparable item on the statement of income.

(c) Name of major shareholders and their respective shareholding ratio to the total number of issued shares

(As of March 31, 2010)

Name of major shareholders	Respective shareholding ratio to the total number of issued shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	6.29
The Master Trust Bank of Japan, Ltd. (Trust Account)	5.65
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSIT RECEIPT HOLDERS (Standing proxy: The Sumitomo Trust and Banking Company, Limited)	2.35
THE CHASE MANHATTAN BANK, N.A. LONDON SECS LENDING OMNIBUS ACCOUNT (Standing proxy: Mizuho Corporate Bank, Ltd.)	1.91
STATE STREET BANK AND TRUST COMPANY 505225 (Standing proxy: Mizuho Corporate Bank, Ltd.)	1.58

(3)	Method of the Share Exchange and details of allotment for the Share Exchange and other matters concerning the details of the Share Exchange Agreement

(a)	Method of the Share Exchange

CMTH will conduct the Share Exchange with the effective date of April 1, 2011 in a way such that CMTH will become the wholly owning parent company and The Sumitomo Trust and Banking Company Limited will become the wholly owned subsidiary pursuant to Article 767 of the Companies Act.

(b)	Details of allotment for Share Exchange

(i) Common shares

Upon the Share Exchange, 1.49 shares of common stock in Sumitomo Mitsui Trust Holdings, Inc. (currently CMTH, the same shall apply hereinafter) will be allotted and delivered for each share of common stock in The Sumitomo Trust and Banking Company Limited.

	The Sumitomo Trust and Banking Company Limited	Sumitomo Mitsui Trust Holdings, Inc.
Common Share Exchange ratio	1.49	1

(Note)	Number of new shares of Sumitomo Mitsui Trust Holdings, Inc. common stock to be issued upon the Share Exchange: 2,495,111,627 shares of Sumitomo Mitsui Trust Holdings, Inc. common stock (planned)

The above number of shares to be issued by Sumitomo Mitsui Trust Holdings, Inc. upon the Share Exchange is calculated based on the total number of outstanding shares of The Sumitomo Trust and Banking Company Limited common stock (1,675,128,546 shares) and treasury shares of The Sumitomo Trust and Banking Company Limited (556,984 shares) as of March 31, 2010. The number of such new shares may be subject to change.

The Sumitomo Trust and Banking Company Limited, in accordance with applicable laws and regulations, plans to cancel all of its treasury shares to be held by The Sumitomo Trust and Banking Company Limited by the time immediately preceding the time CMTH acquires all of the issued shares of The Sumitomo Trust and Banking Company Limited (excluding the shares of The Sumitomo Trust and Banking Company Limited owned by CMTH) through the Share Exchange (including the treasury shares to be acquired by The Sumitomo Trust and Banking Company Limited through a purchase of shares in response to the exercise of dissenters’ appraisal right requesting for the purchase of shares owned by the dissenting shareholders in connection with the Share Exchange).

(ii) Preferred shares

Upon the Share Exchange, Sumitomo Mitsui Trust Holdings, Inc. will allot and deliver 1 share of the First Series of Sumitomo Mitsui Trust Holdings, Inc. Class VII Preferred Shares to each share of the First Series of The Sumitomo Trust and Banking Company Limited Class II Preferred Shares. The terms and conditions of the First Series of Sumitomo Mitsui Trust Holdings, Inc. Class VII Preferred Shares will be substantially the same as those of the First Series of The Sumitomo Trust and Banking Company Limited Class II Preferred Shares.

(c)	Other details of the Share Exchange Agreement

The content of the Share Exchange Agreement executed between The Sumitomo Trust and Banking Company Limited and CMTH is as set forth in Attachment 1.

(4)	Basis of analysis for allotment for the Share Exchange

(a)	Common shares

(i) Basis for Financial Analyses

In order to support the respective efforts of CMTH and The Sumitomo Trust and Banking Company Limited to ensure the fairness of the exchange ratio of common shares (the “Common Share Exchange Ratio”), CMTH has appointed JPMorgan Securities Japan Co., Ltd (“J.P. Morgan”) and Nomura Securities Co., Ltd. (“Nomura Securities”) as its financial advisors, and The Sumitomo Trust and Banking Company Limited has appointed UBS Securities Japan Ltd (“UBS”) and Daiwa Securities Capital Markets Co. Ltd. (“Daiwa”) as its financial advisors, all of which are independent from CMTH and The Sumitomo Trust and Banking Company Limited.

See Attachment 2 “Overview of the Financial Analyses regarding the Allotment in Share Exchange” for an overview of the financial analyses relating to the Common Share Exchange Ratio performed by J.P. Morgan, Nomura Securities, UBS and Daiwa.

(ii) Background of financial analyses

CMTH and The Sumitomo Trust and Banking Company Limited, on several occasions, conducted careful negotiations and discussions on the Common Share Exchange Ratio, comprehensively taking into account factors such as the financial position, assets and future prospects of each party, with CMTH making reference to the financial analyses prepared by J.P. Morgan and Nomura Securities, and The Sumitomo Trust and Banking Company Limited to the financial analyses prepared by UBS and Daiwa. As a result of such negotiations and discussions, CMTH and The Sumitomo Trust and Banking Company Limited concluded today that the Common Share Exchange Ratio set out in the Section (3) (b) is appropriate and agreed on the Common Share Exchange Ratio.

(iii) Relationship with its financial advisers

None of J.P. Morgan, Nomura Securities, UBS or Daiwa constitutes a related party of either CMTH or The Sumitomo Trust and Banking Company Limited, and none of them has a material interest in the Share Exchange.

(b) Preferred shares

CMTH and The Sumitomo Trust and Banking Company Limited have agreed that the terms and conditions of the First Series of Sumitomo Mitsui Trust Holdings, Inc. Class VII Preferred Shares shall be substantially the same as those of the First Series of The Sumitomo Trust and Banking Company Limited Class II Preferred Shares, and that 1 share of the First Series of Sumitomo Mitsui Trust Holdings, Inc. Class VII Preferred Shares shall be allotted for each share of the First Series of The Sumitomo Trust and Banking Company Limited Class II Preferred Shares, since no market price exists for the First Series of The Sumitomo Trust and Banking Company Limited Class II Preferred Shares and such The Sumitomo Trust and Banking Company Limited Preferred Shares are so-called “bond-type”.

(5)	Trade name, headquarters location, name of representative, amount of capital stock or investment amount, amount of net assets, amount of total assets and description of business of the company that will become the wholly owning parent company following the Share Exchange (the “Wholly Owning Parent Company”)

Trade name	Mitsui Sumitomo Trust Holdings Kabushiki Kaisha English name: “Sumitomo Mitsui Trust Holdings, Inc.”
Headquarters location	The planned headquarters is a new office building that is currently under construction by The Sumitomo Trust and Banking Company Limited in conjunction with third parties in 4-2 and other Marunouchi 1-chome, Chiyoda-ku, Tokyo as the “Marunouchi 1-4 Project”. 9-2 Marunouchi 1-chome, Chiyoda-ku, Tokyo which is the location of The Sumitomo Trust and Banking Company Limited’s current Tokyo headquarters is planned to be the headquarter location until the new building is ready for use.
Name of representative	Hitoshi Tsunekage is planned to be the chairman and Kazuo Tanabe is planned to be the president.
Amount of capital stock	261,608,725,000 yen
Amount of net assets	Not yet determined
Amount of total assets	Not yet determined
Description of business	Bank Holding Company

(6)	Matters concerning the issuer of the security if the allotment at the Share Exchange relates to any security other than shares of stock, bonds, share acquisition rights, bonds with share acquisition rights or equity interests of the Wholly Owning Parent Company

Not applicable.

(End of Document)

Attachment 1

Share Exchange Agreement

Chuo Mitsui Trust Holdings, Inc. (scheduled to be renamed Sumitomo Mitsui Trust Holdings, Inc. on April 1, 2011, address: 33-1, Shiba 3-chome, Minato-ku, Tokyo; “CMTH”) and the Sumitomo Trust and Banking Company, Limited. (address: 5-33, Kitahama 4-chome, Chuo-ku, Osaka-shi, Osaka; “STB”) have entered into this share exchange agreement, as of August 24, 2010, as follows (this “Agreement”).

Article 1        (Share Exchange)

STB shall conduct a statutory share exchange (kabushiki kokan), in accordance with the provisions of this Agreement, through which CMTH will become a wholly owning parent company of STB and STB will become a wholly owned subsidiary of CMTH (the “Share Exchange”), and CMTH shall acquire all of the issued shares of STB (excluding the shares of STB owned by CMTH).

Article 2        (Shares to be Delivered upon Share Exchange and Allotment of Shares)

1.      Upon the Share Exchange, CMTH shall deliver to common shareholders of STB (excluding CMTH) at the time immediately preceding the time CMTH acquires all of the issued shares of STB (excluding the shares of STB owned by CMTH) through the Share Exchange (the “Base Time”), in exchange for shares of STB common stock, the number of shares of CMTH common stock calculated by multiplying the total number of shares of STB common stock held by common shareholders of STB by 1.49.

2.      Upon the Share Exchange, CMTH shall deliver to holders of shares of the First Series of STB Class II Preferred Stock (“STB Preferred Stock”) entered or recorded on STB’s register of shareholders at the Base Time (“STB Preferred Shareholder”) (excluding CMTH), in exchange for shares of STB Preferred Stock, the same number of shares of the First Series of CMTH Class VII Preferred Stock (the terms of issuance of which are stated in Exhibit 1; “CMTH Preferred Stock”) as the total number of shares of STB Preferred Stock held by STB Preferred Shareholder.

3.      Upon the Share Exchange, CMTH shall allot shares of CMTH common stock to the common shareholders of STB at the Base Time (excluding CMTH), and such allotment shall be made at the ratio of 1.49 shares of CMTH common stock for each share of STB common stock held by such shareholders.

4.      Upon the Share Exchange, CMTH shall allot shares of CMTH Preferred Stock to STB Preferred Shareholder entered or recorded on STB’s register of shareholders at the Base Time (excluding CMTH), and such allotment shall be made at the ratio of one share of CMTH Preferred Stock for each share of STB Preferred Stock.

Article 3        (Amount of Stated Capital and Reserves)

The amount of increase in the stated capital and reserves of CMTH upon the Share Exchange are as follows:

(1)    Stated capital

0 yen

(2)    Capital reserve

Amount determined separately by CMTH in accordance with Article 39, Paragraph 2 of the Ordinance on Company

Accounting.

(3)    Retained earnings reserve

0 yen

Article 4        (Effective Date)

The date on which the Share Exchange takes effect (the “Effective Date”) shall be April 1, 2011; provided, however, that CMTH and STB may, upon negotiation and agreement with each other, change such date, if necessary, in light of the progress of procedures for the Share Exchange or for any other reason.

Article 5        (General Meetings of Shareholders Approving the Share Exchange Agreement)

1.      CMTH shall seek a resolution approving this Agreement at the extraordinary general meeting of shareholders and the class shareholders’ meeting of common shareholders of CMTH both scheduled to be held on December 22, 2010.

2.      STB shall seek a resolution approving this Agreement at the extraordinary general meeting of shareholders, the class shareholders’ meeting of common shareholders of STB and the class shareholders’ meeting of STB Preferred Shareholders each scheduled to be held on December 22, 2010; provided, however, that this will not apply if, pursuant to Article 319, Paragraph 1 of the Companies Act, as applied mutatis mutandis pursuant to Article 325 of the Companies Act, the approval of this Agreement at the class shareholders’ meeting of STB Preferred Shareholders is deemed to have been obtained.

3.      CMTH and STB may, upon negotiation and agreement with each other, change the scheduled dates of the shareholders’ meetings stated in the preceding two Paragraphs, if necessary, in light of the progress of procedures for the Share Exchanges or for any other reason.

Article 6        (Management of Company Assets)

During the period after the date of execution of this Agreement and before the Effective Date, CMTH and STB shall manage and operate their respective businesses and assets with the due care of a prudent manager, and CMTH and STB shall negotiate and agree with each other before taking any action that could materially affect their assets or rights and obligations.

Article 7        (Limit of Payment of Dividends from Surplus)

1.      Each of CMTH and STB may, in accordance with their respective existing dividend policies, make payments of dividends from surplus to the common shareholders or the registered stock pledgees with respect to shares of common stock entered or recorded on their respective final register of shareholders at the close of September 30, 2010 up to the following amount:

(1)    8 yen per share, 13,267,410,136 yen in the aggregate for CMTH; and

(2)    10 yen per share, 16,751,285,460 yen in the aggregate for STB.

2.      STB may make payments of dividends from surplus to the STB Preferred Shareholders or the registered stock pledgees with respect to shares of STB Preferred Stock entered or recorded on the final register of shareholders at the close of September 30, 2010 up to the amount of 21.15 yen per share and 2,305,350,000 yen in the aggregate.

3.      Each of CMTH and STB may, in accordance with their respective existing dividend policies, make payments of dividends from surplus to the common shareholders or the registered stock pledgees with respect to shares of common stock entered or recorded on their respective final register of shareholders at the close of March 31, 2011 up to the amount calculated by adding the following amount to the amount calculated by subtracting the amount of the dividends from surplus paid in accordance with Paragraph 1 from the amount stated in Paragraph 1:

(1)    8 yen per share, 13,267,410,136 yen in the aggregate for CMTH; and

(2)    10yen per share, 16,751,285,460 yen in the aggregate for STB.

4.      STB may make payments of dividends from surplus to the STB Preferred Shareholders or the registered stock pledgees with respect to shares of STB Preferred Stock entered or recorded on the final register of shareholders at the close of March 31, 2011 up to the amount of 21.15 yen per share and 2,305,350,000 yen in the aggregate.

5.      If, after the execution of this Agreement, CMTH and STB intend to make payments of dividends from surplus on a record date prior to the Effective Date, CMTH and STB shall obtain the written consent of the other party, except as provided for in the preceding Paragraphs.

Article 8        (Cancellation of Treasury Stock)

STB shall cancel all of its treasury stock to be held by STB by the Base Time (including the treasury stock to be acquired by STB through a purchase of shares in response to the exercise of dissenters’ appraisal right requesting for the purchase of shares owned by the dissenting shareholders in connection with the Share Exchange) in accordance with laws and regulations.

Article 9        (Articles of Incorporation and Officers of CMTH on and after Effective Date)

1.      CMTH shall, at the extraordinary general meeting of shareholders provided for in Article 5, Paragraph 1 (including the class shareholders’ meeting, which is provided for in Article 5, Paragraph 1, if required by laws and regulations), seek a resolution approving the amendments to its Articles of Incorporation to (i) change its trade name to MITSUI SUMITOMO TRUST HOLDINGS KABUSHIKI KAISHA (which shall be written as Sumitomo Mitsui Trust Holdings, Inc., in English); (ii) change the location of its head office to Chiyoda-ku, Tokyo; (iii) add the contents of CMTH Preferred Stock; and (iv) make other changes as agreed by and between CMTH and STB, which amendments shall be made as of the Effective Date, on the condition that the Share Exchange takes effect.

2.      CMTH and STB shall separately negotiate and agree on the composition of officers of CMTH as of the Effective Date. The number of candidates for directors to be nominated by CMTH shall be the same as the number of candidates for directors to be nominated by STB. The number of candidates for corporate auditors to be nominated by CMTH shall be the same as the number of candidates for corporate auditors to be nominated by STB. CMTH shall, at the extraordinary general meeting of shareholders provided for in Article 5, Paragraph 1, seek a resolution approving the election, as of the Effective Date, on the condition that the Share Exchange takes effect, of the candidates to be newly elected as directors and corporate auditors of CMTH based on the above-mentioned agreement. In addition, CMTH and STB shall respectively conduct any and all acts to be required to make the composition of officers of CMTH as of the Effective Date be the composition based on the above-mentioned agreement.

Article 10        (Amendments to Articles of Incorporation of STB)

STB shall, at the extraordinary general meeting of shareholders provided for in Article 5, Paragraph 2, seek a resolution approving the amendments to its Articles of Incorporation to delete, as of March 30, 2011, the provisions of the Articles of Incorporation with respect to the record date of ordinary general meetings of shareholders of STB on the condition that, prior to March 30, 2011, this Agreement has not become invalid and the Share Exchange has not been canceled.

Article 11        (Granting of Voting Rights to Shareholders of STB)

Prior to the Effective Date, CMTH shall, at a meeting of the Board of Directors of CMTH, make a resolution to the effect that, on the condition that the Share Exchange takes effect, CHTH shall, in accordance with Article 124, Paragraph 4 of the Companies Act, grant voting rights to be exercised at the ordinary general meeting of shareholders of CMTH scheduled to be held in June 2011 to the common shareholders of STB to whom shares of common stock of CMTH are allocated and delivered upon the Share Exchange; provided, however, that this will not apply if the agenda item presented to achieve the amendments to the Articles of Incorporation provided for in Article 10 is not approved at the extraordinary general meeting of shareholders of STB provided for in Article 5, Paragraph 2.

Article 12        (Change of Terms and Conditions of Share Exchange and Cancellation of Share Exchange)

1.      If, during the period after the date of execution of this Agreement and before the Effective Date, (i) there is a material change in the conditions of assets or business operations or rights and obligations of CMTH or STB, (ii) a situation arises or is discovered that materially obstructs the implementation of the Share Exchange, or (iii) some other reason that makes it difficult to achieve the purpose of this Agreement, CMTH and STB may, upon negotiation and agreement with each other, agree to change the terms and conditions of the Share Exchange and the contents of this Agreement or cancel the Share Exchange.

2.      If, at the general meeting of shareholders of CMTH or STB provided for in Article 5, all or part of the resolutions provided for in Article 9 and Article 10 are not adopted, either party to this Agreement may cancel the Share Exchange after negotiation with the other party.

Article 13        (Validity of this Agreement)

This Agreement shall cease to have any effect if this Agreement is not approved at the general meeting of shareholders of CMTH or STB provided for in Article 5, or if any of the approvals from regulatory authorities, which are required by laws and regulations, for the implementation of the Share Exchange, is not obtained.

Article 14        (Matters for Negotiation)

In addition to the matters provided for in this Agreement, any matters necessary with respect to the Share Exchange shall be determined upon negotiation and agreement between CMTH and STB in accordance with the purpose of this Agreement.

[The rest of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed two (2) copies of this Agreement and, upon signing and sealing hereof, each of CMTH and STB retains one (1) copy hereof.

August 24, 2010

CMTH:  CHUO MITSUI TRUST HOLDINGS, INC.

    33-1, Shiba 3-chome, Minato-ku, Tokyo

    President:     Kazuo Tanabe

STB:      THE SUMITOMO TRUST AND BANKING COMPANY, LIMITED.

    5-33, Kitahama 4-chome, Chuo-ku, Osaka

    President & CEO:         Hitoshi Tsunekage

Exhibit 1

Terms and Conditions of

First Series of Class VII Preferred Stock of

Sumitomo Mitsui Trust Holdings, Inc.

1.	Type of Stock

First Series of Class VII Preferred Stock of Sumitomo Mitsui Trust Holdings, Inc. (the “Preferred Stock”)

2.     Preferred Dividends

(1)         In the case of payments of dividends from surplus as provided for in Article 49, Paragraph 1 of the Articles of Incorporation of the Company, the Company shall pay cash dividends in the amount of 42.30 Japanese Yen per share of the Preferred Shares (the “Preferred Dividends”) to the holders of shares of the Preferred Stock (the “Preferred Shareholders”) or the registered stock pledgees with respect to shares of the Preferred Stock (the “Registered Preferred Stock Pledgees”), in preference to the holders of shares of common stock (the “Common Shareholders”) or the registered stock pledgees with respect to shares of common stock (the “Registered Common Stock Pledgees”) ; provided, however, that if all or part of the Preferred Interim Dividends as provided for in Section 3 or all or part of the Extraordinary Preferred Dividends as provided for in Section 4 have been paid based on a record date falling within the fiscal year that includes such record date for the Preferred Dividends, the amount so paid shall be subtracted from the Preferred Dividends.

(2)         If the amount of cash dividends from surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to subsequent fiscal years.

(3)         The Company shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

3.     Preferred Interim Dividends

In the case of payments of interim dividends as provided for in Article 50 of the Articles of Incorporation of the Company, the Company shall pay 21.15 Japanese Yen in cash per share of the Preferred Stock (the “Preferred Interim Dividends”) to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders and the Registered Common Stock Pledgees; provided, however, that if all or part of the Extraordinary Preferred Dividends as provided for in the immediately following Section have been paid prior to the record date for the Preferred Interim Dividends and based on a record date falling within the fiscal year that includes such record date for the Preferred Interim Dividends, the amount so paid shall be subtracted from the Preferred Interim Dividends.

4.    Extraordinary Preferred Dividends

In the case of payments of dividends from surplus as provided for in Article 49, Paragraph 2 of the Articles of Incorporation of the Company, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, cash dividends from surplus in the amount per share of the Preferred Stock corresponding to the accrued period (which is obtained by multiplying (i) (a) the number of days included in the period commencing on and including the first day of the fiscal year that includes the record date for such dividend (the “Record Date for the Extraordinary Preferred Dividends”) and ending on and including the Record Date for the Extraordinary Preferred Dividends, divided by (b) 365, by (ii) the amount of the Preferred Dividends (calculation for an amount less than one (1) yen shall be made to the third (3rd) decimal places and shall be rounded off to two (2) decimal places) ) (the “Extraordinary Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends or all or part of other Extraordinary Preferred Dividends have been paid prior to the Record Date for the Extraordinary Preferred Dividends and based on a record date falling within the fiscal year that includes such Record Date for the Extraordinary Preferred Dividends, the amount so paid shall be subtracted from the Extraordinary Preferred Dividends.

5.    Distribution of Residual Assets

(1)    In the case of distributions of residual assets, the Company shall pay 1,000 Japanese Yen per share of the Preferred Stock to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees.

(2)    Other than a distribution provided for in the preceding Item, no distribution of residual assets shall be made to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

6.  Consolidations or Splits of Shares of Preferred Stock; Allotment of Offered Shares, Etc.

(1)    Unless otherwise provided for by laws and ordinances, no consolidations or splits of shares shall be made with respect to shares of the Preferred Stock.

(2)    The Company shall not give the Preferred Shareholders any rights to receive an allotment of offered shares or stock acquisition rights. The Company shall not allot any shares of stock or stock acquisition rights to the Preferred Shareholders without consideration.

7. Provisions	for the Acquisition of Shares of the Preferred Stock for Monetary Consideration

(1)    The Company may, on the date separately provided for by the Board of Directors, which is on or after October 1, 2014 (the “Acquisition Date”), acquire all or part of the shares of the Preferred Stock in exchange for cash in the amount obtained by adding 1,000 yen per share to the amount equivalent to the accrued dividend from surplus (which is obtained by multiplying (i) (a) the number of days included in the period commencing on and including the first day of the fiscal year that includes the Acquisition Date and ending on and including the day immediately preceding the Acquisition Date, divided by (b) 365, by (ii) the amount of the Preferred Dividends (calculation for an amount less than one (1) yen shall be made to the third (3rd) decimal places and shall be rounded off to two (2) decimal places)); provided, however, that if all or part of the Preferred Interim Dividends or all or part of the Extraordinary Preferred Dividends have been paid, during the fiscal year that includes the Acquisition Date, based on a record date that is on or prior to the day immediately preceding the Acquisition Date, the amount so paid shall be subtracted from the amount of accrued dividend from surplus.

(2)    In the event that a part of the shares of the Preferred Stock is acquired in accordance with the preceding Item, the shares of preferred stock to be acquired shall be decided by lottery or by proportional allotment.

8.        Voting Rights

The Preferred Shareholders shall not be entitled to vote at a general meeting of shareholders; provided, however, that the Preferred Shareholders shall have voting rights from (i) the ordinary general meeting of shareholders in case an agendum to the effect that the Preferred Dividends as provided for in Section 2, Item (1) shall be paid to the Preferred Shareholders is not submitted at such meeting or (ii) the closing of the ordinary general meeting of shareholders in case such agendum is submitted at such meeting but is rejected, until the time when the resolution is made to the effect that the Preferred Dividends shall be paid to the Preferred Shareholders.

9.        Order of Priority

The Preferred Stock shall rank pari passu with other classes of preferred stock (in this Section, “preferred stock” means the preferred stock provided for in Article 6 of the Articles of Incorporation of the Company) issued by the Company with respect to the payment of the Preferred Dividends, the Preferred Interim Dividends, the Extraordinary Preferred Dividends and residual assets of the Preferred Stock.

10.      Period of Limitations for Dividends

If any dividends remain unreceived after five (5) years from the day on which such dividends shall have become due and payable, the Company shall be relieved of its obligation to pay such dividends.

(Note)

The numbers of Articles and Paragraphs of the Articles of Incorporation of the Company referred to in this Terms of issuance are the numbers of Articles and Paragraphs of the Articles of Incorporation of the Company as of the date of execution of this Agreement, and if such numbers are changed, the numbers referred to in this Terms of issuance shall be read as the numbers after such change.

Attachment 2

Overview of the Financial Analyses regarding the Allotment in Share Exchange

J.P. Morgan performed an average share price analysis, as well as a dividend discount model (“DDM”) analysis based on the projections for CMTH and The Sumitomo Trust and Banking Company Limited (“STB”) furnished to J.P. Morgan by CMTH and prepared by the managements of CMTH and STB, and a contribution analysis based on publicly available information and the projections for CMTH and STB. The calculated ranges of the Common Share Exchange Ratio based on each method are as indicated below. The calculated ranges of the Common Share Exchange Ratio below show the range of the number of shares of the SMTH common stock to be allotted for each share of common stock of STB.

In performing the average share price analysis, J.P. Morgan used August 17, 2010, one business day prior to the date on which a speculation of the share exchange ratio was reported, as the reference date, and reviewed the per share closing price trading data of CMTH and STB on the reference date, and the 1-month average and 3-month average per share closing prices through the reference date.

	Analysis Method	Calculated Range of Common Share Exchange Ratio
1	Average Share Price Analysis	1.48 ~ 1.52
2	DDM Analysis	1.45 ~ 1.53
3	Contribution Analysis	1.36 ~ 1.59

J.P. Morgan delivered to the Board of Directors of CMTH a written opinion that, as of August 23, 2010, and based upon and subject to certain conditions, including the below assumptions, the Common Share Exchange Ratio in the Share Exchange was fair, as of such date, from a financial point of view, to CMTH. The written opinion was provided to the Board of Directors of CMTH in connection with and for the purposes of its evaluation of the Share Exchange. The written opinion does not constitute a recommendation to any shareholder of CMTH as to how such shareholder should vote with respect to the Share Exchange or any other matter.

In providing its opinion and conducting analyses with respect to the Common Share Exchange Ratio, which were the basis for the written opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by CMTH and STB or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, and J.P. Morgan did not evaluate the solvency of CMTH or STB under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived there from, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best available estimates and judgments as of the date of its opinion by management as to the expected future results of operations and financial condition of CMTH and STB to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based.

The analyses and opinion provided by J.P. Morgan was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of August 23, 2010. It should be understood that subsequent developments may affect such analyses and opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such analyses and opinion. The written opinion was limited to the fairness, from a financial point of view, to CMTH of the Common Share Exchange Ratio in the proposed Share Exchange and J.P. Morgan expressed no opinion as to the fairness of the Share Exchange to the holders of any class of securities, creditors or other constituencies of CMTH or as to the underlying decision by CMTH to engage in the Share Exchange. J.P. Morgan expressed no opinion as to the price at which common stock of Sumitomo Mitsui Trust Holdings, Inc. will trade at any future time.

Supplementary explanation was provided by J.P. Morgan regarding assumptions and disclaimers for its analyses and opinion. Please see (Note 1) below for more detail.

(Note 1)

J.P. Morgan also assumed that the Share Exchange and the other transactions contemplated by the agreement which includes various terms of the Management Integration (the “Agreement”) would qualify as a tax-free reorganization for Japanese income tax purposes, and would be consummated as described in the Agreement, and that the definitive Agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by CMTH and STB in the Agreement and any related agreements were and would be true and correct in all respects material to its analysis, and that CMTH would have no exposure under any indemnification obligations contained within the Agreement or any related agreements in any amount material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to CMTH with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Share Exchange would be obtained without any adverse effect on CMTH or STB or on the contemplated benefits of the Share Exchange.

The projections for CMTH and STB furnished to J.P. Morgan by CMTH were prepared by the managements of CMTH and STB. Neither CMTH nor STB publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Share Exchange, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Share Exchange, or any class of such persons relative to the Common Share Exchange Ratio in the Share Exchange or with respect to the fairness of any such compensation.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

J.P. Morgan acted as financial advisor to CMTH with respect to the proposed Share Exchange and will receive a fee from CMTH for its services, a substantial portion of which will become payable only if the proposed Share Exchange is consummated. In addition, CMTH agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of its engagement. During the two years preceding the date of the written opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with CMTH and its affiliates for which J.P. Morgan and such affiliates have received customary compensation. In such period, J.P. Morgan acted as agent to The Chuo Mitsui Trust and Banking Company, Limited with respect to its buyback of perpetual subordinated debt obligations, and have entered into various derivatives transactions with CMTH and STB. In addition, commercial banking affiliates of J.P. Morgan receive customary compensation or other financial benefits from CMTH or from STB for treasury services. In the ordinary course of businesses of J.P. Morgan, J.P. Morgan and its affiliates may actively trade the debt and equity securities of CMTH or STB for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Nomura Securities performed average market price analysis, comparable peer company analysis, dividend discount model analysis (“DDM Analysis”) and contribution analysis calculations with respect to CMTH and STB. The calculation results based on each analysis are briefly summarized as follows. The calculated ranges of the Common Share Exchange Ratio provided below show the ranges of the number of shares of SMTH common stock that are to be allotted for each share of STB common stock.

For the average market price analysis, Nomura Securities made calculations based on the closing stock price on August 17, 2010 (the “Reference Date”), the average closing stock prices for the five (5) business days from August 11, 2010 up to the Reference Date, the average closing stock prices for the twelve (12) business days from August 2, 2010 (after each of CMTH and STB released its financial results for the 1st Quarter of Fiscal Year 2010) up to the Reference Date, the average closing stock prices for the one month from July 20, 2010 up to the Reference Date, the average closing stock prices for the three (3) months from May 18, 2010 up to the Reference Date, and the average closing stock prices for the six (6) months from February 18, 2010 up to the Reference Date.

	Analysis Method	Calculated Range of Common Share Exchange Ratio
1	Average Market Price Analysis	1.48 ~ 1.53
2	Comparable Peer Company Analysis	1.21 ~ 1.59
3	DDM Analysis	1.38 ~ 1.58
4	Contribution Analysis	1.12 ~ 1.68

In performing its analysis, Nomura Securities used information provided by CMTH as well as publicly available information. Nomura Securities has assumed that all such materials and information are accurate and complete and has not conducted any independent verification of their accuracy and completeness. In addition, Nomura Securities has not conducted any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either CMTH or STB, including analysis and evaluation of individual assets and liabilities, or appointed any third party for appraisal or assessment. Nomura Securities’ Common Share Exchange Ratio calculations reflect information and economic conditions as of August 23, 2010, and Nomura Securities has assumed that the financial forecasts (including profit plans and other information) provided by CMTH and STB to Nomura Securities have been reasonably prepared by the managements of each of CMTH and STB on a basis reflecting the best currently available estimates and judgments of CMTH and STB.

Nomura Securities rendered its opinion to CMTH, dated August 23, 2010, stating that from a financial point of view, the agreed upon number of shares of CMTH common stock to be allotted for each share of STB common stock is fair to the holders of CMTH common stock, subject to the conditions set forth above and certain other conditions.

UBS, as part of the process of preparing its written opinion referred to below, performed an analysis of historical trading ratios, an analysis of selected publicly traded Japanese major banks, a contribution analysis and a discounted cashflow (“DCF”) analysis. In its historical trading ratio analysis, UBS derived the ratio for the historical share price of STB to the historical share price of CMTH (“historical trading ratio”) based on the closing share price of each company on August 17, 2010 (the “Base Date”), which is one day prior to a press leak about the proposed exchange ratio, and the average daily closing share prices of each company for the one-week, one-month, three-month and six-month periods up to and including the Base Date. In its DCF analysis, UBS calculated a range of implied equity values for CMTH, for STB, and for the synergies projected to result from the Management Integration. Among other information that UBS derived from its DCF analysis, UBS derived a range of implied Common Share Exchange Ratio (“Implied Exchange Ratios”) using these implied equity values. The DCF analysis was conducted based on projections of future cash flow, calculated as net income to common stock plus capital adjustments to maintain required capital, using financial forecasts and estimates prepared by the managements of both CMTH and STB that UBS was directed to use by the board of directors of STB (the “STB Board”). A summary of the historical trading ratio analysis is presented in the table below, together with the range of Implied Exchange Ratios derived from the DCF analysis. Although UBS considered all of the analyses it performed, UBS did not derive a range of Implied Exchange Ratios based on the analysis of selected publicly traded Japanese major banks or the contribution analysis.

Analysis Method	Range of Historical Trading Ratios / Range of Implied Exchange Ratios
Historical Trading Ratio Analysis
Base Date	1.48
1 week	1.50
1 month	1.52
3 month	1.49
6 month	1.53
DCF Analysis	1.06 – 1.68

UBS delivered to the STB Board a written opinion (“UBS’s Opinion”) that, as of August 24, 2010, and based upon and subject to various significant assumptions, disclaimers, matters considered and limitations described in UBS’s Opinion, including the assumptions, limitations and disclaimers described in “Note 2” below, the Common Share Exchange Ratio agreed upon in the Share Exchange Agreement was fair, from a financial point of view, to the holders of STB common shares. UBS provided its advisory services and UBS’s Opinion for the information and assistance of the STB Board in connection with its consideration of the Share Exchange and UBS’s Opinion does not constitute a recommendation as to how any holder of STB common shares should vote with respect to the Share Exchange or any other matter. UBS did not recommend any particular Common Share Exchange Ratio to STB or the STB Board as the only appropriate Common Share Exchange Ratio.

UBS’s analyses and opinion are necessarily based on economic, financial, market and other conditions as in effect on, and the information made available to UBS as of, August 24, 2010, and UBS assumes no responsibility for updating, revising or reaffirming its analyses or opinion based on circumstances, developments or events occurring after the date thereof. With respect to the financial forecasts, estimates and synergies prepared by CMTH and STB which were provided to UBS and which the STB Board directed UBS to use for purposes of its analyses, UBS assumed, at the direction of the STB Board, that such financial forecasts, estimates and synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CMTH and STB. In addition, UBS assumed, with the approval of the STB Board, that such financial forecasts and estimates, including synergies, would be achieved at the times and in the amounts projected.

(Note 2)

UBS has acted as financial advisor to STB in connection with the Management Integration. UBS will receive a fee for its services, a portion of which is contingent upon consummation of the Share Exchange and a further portion of which is contingent upon the consummation of a merger of STB, Chuo Mitsui Asset Trust and Banking Company, Limited and The Chuo Mitsui Trust and Banking Company, Limited. STB has also agreed to indemnify UBS for certain liabilities arising out of its engagement. In the past, UBS and its affiliates have provided investment banking services to CMTH and STB and their respective affiliates unrelated to the proposed Management Integration, for which UBS and its affiliates received compensation, including having acted as a financial advisor to STB on (i) the merger between Sumitomo Trust Leasing Co., Ltd, a wholly owned subsidiary of STB, and Sumishin Panasonic Financial Services Co., Ltd., and (ii) STB’s acquisition of Nikko Asset Management Co., Ltd. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of CMTH and STB and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities. The issuance of UBS’s Opinion was approved by authorized committees of UBS and UBS Securities LLC.

The foregoing summary is not a complete description of all analyses performed and factors considered by UBS in connection with UBS’s Opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. UBS believes that its analyses, a portion of which are summarized above, must be considered as a whole and that selecting portions of its analyses or focusing on information presented in tabular format could create an incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

UBS’s Opinion did not address the relative merits of the Management Integration or any related transaction as compared to other business strategies or transactions that might be available to STB or STB’s underlying business decision to effect the Management Integration or any related transaction. The STB Board did not ask UBS to, nor did UBS, offer any opinion (i) as to the terms, other than the Common Share Exchange Ratio to the extent expressly specified in UBS’ Opinion, of the Share Exchange Agreements or the form of the Management Integration or any related transaction, or (ii) as to the fairness to, or any other consideration to, the holders of any class of securities, creditors or other constituencies of STB, other than the holders of STB common shares. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Management Integration, or any class of such persons, relative to the Common Share Exchange Ratio. UBS expressed no opinion as to the price at which STB common shares would trade following the announcement of the Agreements or what the value of SMTH common shares would be when issued pursuant to the Share Exchange or the price at which CMTH common shares, STB common shares or SMTH common shares would trade at any time. In rendering UBS’s Opinion, UBS assumed, with the consent of STB, that (i) the final executed form of the Share Exchange Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Agreements would comply with all material terms of the Agreements, and (iii) the Management Integration would be consummated in accordance with the terms of the Agreements without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Management Integration would be obtained without any material adverse effect on CMTH, STB or the Management Integration. UBS was not authorized to solicit and did not solicit indications of interest in a transaction with STB from any third party.

In connection with the review of UBS, with the consent of the STB Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of UBS’s opinion. In addition, with the consent of the STB Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of STB and CMTH, nor was UBS furnished with any such evaluation or appraisal. UBS is not an expert in the evaluation of individual financial assets, such as loan or lease portfolios or allowances for losses with respect thereto, and was not requested to conduct, and did not conduct, a review of individual credit files, and have been advised and therefore have assumed that such allowances for CMTH and STB are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses.

UBS’s Opinion was based upon financial information prepared in accordance with generally accepted accounting principles in Japan (“Japan GAAP”). UBS did not review any financial information prepared by STB or CMTH in accordance with International Financial Reporting Standards (“IFRS”) for the purpose of UBS’s analyses and did not take account of any differences between Japan GAAP and IFRS in its analyses. UBS also assumed, with the consent of STB, that the Share Exchange would qualify as a tax-free reorganization for Japanese income tax and Japanese corporate tax purposes. UBS’s Opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of UBS’s Opinion.

Daiwa performed a stock price analysis and a discounted cash flow (“DCF”) analysis. The results of the analyses are shown in the table below. Each of the Common Share Exchange Ratio ranges represents the range of the number of shares of SMTH common stock that are to be allotted for each share of STB common stock, based on the result of the relevant analysis.

In performing the stock price analysis, Daiwa set August 17th, 2010 as a reference date, and used the closing share prices as of the reference date and the average daily closing prices for the one-month, three-month and six-month periods ending on the reference date.

Analysis Method	Range of STB Common Share Exchange Ratios
1. Stock Price Analysis	1.48~1.53
Reference date	1.48
1 month before the reference date	1.52
3 months before the reference date	1.49
6 months before the reference date	1.53
2. DCF Analysis	1.36~1.55

In performing its analyses, Daiwa assumed and relied on the accuracy and completeness of all information that Daiwa reviewed or analyzed, and did not verify or assume any obligation to independently verify the accuracy or completeness of such information. Daiwa did not undertake a separate evaluation, appraisal or assessment of any of the assets or liabilities, on an aggregate or individual basis, of STB or CMTH and their respective affiliates (including, but not limited to, financial derivative products, off-balance-sheet assets and liabilities and other contingent liabilities), nor did Daiwa make any request to a third party for any such valuation, appraisal or assessment. Daiwa assumed that the business plans, financial forecasts and other information furnished to Daiwa by STB and CMTH were prepared according to reasonable procedures, and reflect the best currently available estimates and judgment of the management of STB and CMTH respectively, and, with STB’s consent, Daiwa relied on such information without independent verification. Daiwa’s analyses were based upon financial, economic, market and other conditions as they existed as of August 23, 2010, and relied on information made available to Daiwa by such date.

Daiwa delivered a written opinion to the board of directors of STB, dated August 23, 2010, stating that, as of such date, the Common Share Exchange Ratio was fair, from a financial point of view, to the holders of STB common stock, subject to the conditions set forth above and certain other conditions.

(Note) Cautionary statement under the U.S. securities regulations for U.S. shareholders of The Sumitomo Trust and Banking Company, Limited

CMTH may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Company, Limited. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Company, Limited prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about CMTH and The Sumitomo Trust and Banking Company, Limited, the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Company, Limited are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Company, Limited, free of charge, by faxing a request to CMTH at +81-3-5232-8716 or to The Sumitomo Trust and Banking Company, Limited at +81-3-3286-4654. The Form F-4, the prospectus and any other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction shall not constitute part of this extraordinary report amendment report.

(End of Document)